December 16, 2022

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Doris Stacey Gama

RE:	Immunic, Inc. Registration Statement on Form S-3 File No. 333-268737 Filed December 9, 2022

In accordance with Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Immunic, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Tuesday, December 20, 2022 at 5:00 p.m., Eastern Time, or as soon as thereafter practicable.

Please call Ilan Katz of Dentons US LLP at (212) 632-5556 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

Immunic, Inc.

/s/ Daniel Vitt
Daniel Vitt
President and Chief Executive Officer